July 8, 2009 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC U.S.A. 20549	TransCanada PipeLines Limited 450 - 1st Street S.W. Calgary, Alberta, Canada T2P 5H1 tel 403.920.7685 fax 403.920.2467 email don_degrandis@transcanada.com web www.transcanada.com

Attention: Mr. H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:      TransCanada Corporation
Annual Report on Form 40-F for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 001-31690

We received your letter dated June 25, 2009 with respect to TransCanada Corporation’s Annual Report filed on Form 40-F as noted above.  In response to your comment regarding the certifications filed as Exhibits 31.1 and 31.2, you will note that the instruction in paragraph 1 of the certification refers to the document as “annual report” as do our filed certifications and that the instruction on paragraph 2 does not refer to “issuer” or “registrant”, nor do the filed certifications.

With respect to the other noted discrepancies between the Form 40-F General Instructions and the filed certifications, we will ensure that all future filings contain language identical to the language included in the General Instructions, where required.

We acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  Should you require anything further in this regard, please contact me at 403.920.7685.

Sincerely,

/s/ Donald J. DeGrandis

Donald J. DeGrandis
Corporate Secretary

cc: Mr. Ronald E. Alper, Staff Attorney, SEC

/emc